

September 4, 2020

Ken C. Hicks
President and Chief Executive Officer
Academy Sports & Outdoors, Inc.
1800 North Mason Road
Katy, TX 77449

> **Re: Academy Sports & Outdoors, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 1, 2020**
> **CIK No. 0001817358**

Dear Mr. Hicks:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Our Performance Improvement Initiatives, page 4

1. We note the statement from your response to our prior comment letter dated August 26, 2020, that "it is difficult to ascertain with precision what portion of its increased comparable sales during the first half of 2020 is attributable to the increase in e-commerce sales due to the COVID-19 pandemic as compared to the impact of the business improvements... ." Please include similar disclosure in your registration statement.

Ken C. Hicks
Academy Sports & Outdoors, Inc.
September 4, 2020
Page 2

        You may contact Patrick Kuhn at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please
contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Joseph Kaufman, Esq.